Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Three Months Ended March 31, 2015	Year ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$(21,118)	$(353,136)	$(95,186)	$(84,202)	$(31,758)	$(262,205)
Plus: fixed charges	19,510	77,551	69,791	58,450	55,398	43,226
Preference securities dividends	(7,431)	(29,722)	(18,604)	(6,047	(6,047)	(6,047)

Earnings available for fixed charges	$(9,039)	$(305,307)	$(43,999)	$(31,799)	$17,593	$(225,026)

Fixed Charges:
Interest expense	$12,079	$47,829	$51,187	$52,403	$49,351	$37,179
Preference securities dividends	7,431	29,722	18,604	6,047	6,047	6,047

Total fixed charges	$19,510	$77,551	$69,791	$58,450	$55,398	$43,226

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	(b )	(c )	(d )	(e )	(f )

(a)	Earnings for the three months ended March 31 2015 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $28.5 million.
(b)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $382.9 million.
(c)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $113.8 million.
(d)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $90.2 million
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $37.8 million.
(f)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $268.3 million.